SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of September, 2005

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
 Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒           Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐       No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

September 21, 2005
Banco Latinoamericano de Exportaciones, S.A.

	By:	/s/ Pedro Toll

	Name:	Pedro Toll
	Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Announces Dividend Payment for the Third Quarter of 2005

Panama City, Republic of Panama, September 20, 2005 - Banco Latinoamericano de Exportaciones, S.A. (Bladex) (NYSE: BLX), announced today that the $0.15 per share quarterly cash dividend, approved by the Board of Directors on August 3, 2004, corresponding to the third quarter 2005, is payable on October 14, 2005 to stockholders of record as of October 4, 2005.

As of August 31, 2005, Bladex had 38,473,399.20 common shares outstanding of all classes.

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks, and institutional and retail investors.

For further information, please access our web site on the Internet at www.blx.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
 Attention:  Carlos Yap S., Senior Vice President – Finance
Tel.: (507) 210-8563, E-mail: cyap@blx.com

-or-

i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
New York, NY  10005
Attention:  Melanie Carpenter / Peter Majeski
 Tel.: (212) 406-3690, E-mail:  bladex@i-advize.com